FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823

RECEIVED
2009 JAN -5 A 8:27

[redacted]

09045053

SUPPL

December 19, 2008

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

PROCESSED
JAN 12 2009
THOMSON REUTERS

Reference: Fancamp Exploration Ltd. - File No. 82-3929

Dear Sirs:

Please find enclosed copy of our news release of even date, as required pursuant to Rule 12g3(b) of the Securities and Exchange Act of 1934. This release has been disseminated via Marketwire.

Yours very truly,

FANCAMP EXPLORATION LTD.

Debra Chapman
Director and Secretary

/dc

Encl.

dlw 1/8

File No. 82-3929

FNC

FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823
www.fancampexplorationltd.ca

FANCAMP COMPLETES CURRENT DRILL PROGRAMME AT McFAULD'S LAKE

December 19, 2008

TSX Trading Symbol: **FNC**
S.E.C. Exemption: 12(g)3-2(b)

Fancamp Exploration Ltd. (TSX Venture Exchange - FNC): The Company wishes to announce completion of the current drill programme on its McFauld's Lake property.

Holes F-08-11 and F-08-12 were drilled to test the high mag feature located on the NE sector of the C -5 target. Both were drilled from the same setup, Hole 11 at 50 degrees NW and Hole 12 at 70 degrees NW, to 150 metres and 165 metres depth respectively. Both holes intersected a 25 metre wide zone of banded chert magnetite iron formation, lying on top of what is interpreted to be the pre McFauld's granite basement, dipping at some 60 degrees to the SE. Minor sulphide replacement of the magnetite was noted and assay results of this material indicate geochemically anomalous copper and gold values. Volcanics and volcanogenic sediments overlie the iron formations in the drill holes, and a large gravity high just SE of C-5 suggests the presence of chromite rich zones higher in this stratigraphic section.

An immediate focus for Fancamp in the new year is the NE sector of the C-1 target along its eastern granite contact from the Noront boundary for some 300 metres to the SE. JVX-MLEM (moving loop EM) has indicated a zone of very low resistivity along this part of the contact at a vertical depth of 400-500 metres. The occurrence of high grade nickel bearing sulphides in Holes 2 and 10 adjacent to this contact attests to its prospectivity.

This release was prepared by Peter H.Smith PhD, P.Eng., the Company's qualified person on the McFauld's project.

ON BEHALF OF THE BOARD

"Peter H. Smith", Ph.D., P.Eng., President

For further information, contact: Peter H. Smith, Ph.D.,P.Eng., President, at 514-481-3172

END